SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ————— to —————

Commission file number 001-14251

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan

SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung
Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany

Index to Exhibits appears on page II-3

SAP AMERICA, INC.

401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
SAP America, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 24, 2005

SAP AMERICA, INC.
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value	$454,365,966	$362,714,625
Participant loans	4,160,525	3,874,640

Receivables:
Employer contributions	289,721	253,755
Participant contributions	1,107,846	1,005,252

Total receivables	1,397,567	1,259,007

Net assets available for benefits	$459,924,058	$367,848,272

See accompanying notes to financial statements.

SAP AMERICA, INC.
401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$34,798,723	$65,082,728
Interest and dividend income	12,566,501	6,734,452

	47,365,224	71,817,180

Contributions:
Employer	12,991,690	11,808,058
Participant	50,326,913	42,054,968

	63,318,603	53,863,026

Plan merger (Note 1)	3,582,698	—

Total additions	114,266,525	125,680,206

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	22,176,644	18,377,959
Administrative expenses	14,095	6,420

Total deductions	22,190,739	18,384,379

Net increase	92,075,786	107,295,827

Net assets available for benefits:
Beginning of year	367,848,272	260,552,445

End of year	$459,924,058	$367,848,272

See accompanying notes to financial statements.

SAP AMERICA, INC.
401(k) PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP Government Support and Services, Inc., and SAP Systems Integration America LLC (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies are subsidiaries of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (the Parent Company or SAP).

The Plan initiated a merger with SAP Systems Integration America LLC, which was effective on January 1, 2004. The fair value of the assets transferred into the Plan on January 1, 2004 totaled $3,582,698.

(b)	Contributions

Participants may contribute a portion of their eligible annual compensation, as defined in the Plan, not to exceed $13,000 for 2004 and $12,000 for 2003. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by
Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 mutual funds, the Parent Company’s ADR Stock Fund and one common collective trust as investment options for participants. The Company matches 50% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company limited the eligible compensation to $150,000 in 2004 and 2003. Effective June 1, 2003, non-highly compensated employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation, while highly compensated employees are permitted to make pre-tax and after-tax contributions of up to 15% of compensation. Effective August 1, 2003, participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant.

Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2004 or 2003. The employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.

The applicable dollar limits on pre-tax contributions as described above increased to allow individuals who have reached age 50 by the end of the plan year, and who may no longer make pre-tax contributions because of limitations imposed by the Code or the Plan, to make “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $3,000 for 2004 and $2,000 for 2003.

(Continued)

(c)	Participant Accounts

All employer and employee contributions made to the Plan on behalf of a participant will be credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after taking into account any contributions made on behalf of that participant and allocated to his or her account, is credited with earnings/losses in the proportion that the amount in the participant’s account bears to the total amount in the accounts of all Plan participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.

(e)	Forfeitures

Forfeitures are first applied to pay administrative expenses and then to offset required employer contributions. For the years ended December 31, 2004 and 2003, forfeitures of $8,521 and $9,487, respectively, were used to pay administrative expenses and to offset required employer contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $251,744 and $444,905, respectively.

(f)	Participant Loans

Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participant’s account with original terms of up to 120 months; however, the majority of the Plan’s outstanding loans are due in 60 monthly installments. The loans bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. A maximum of two loans with outstanding balances is permitted at any time.

(g)	Payment of Benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in his or her account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners) who attain the age of 70 1/2 years will not be required to commence minimum distributions until they terminate employment. Employees who are 5% owners must commence minimum distributions by April 1st of the calendar year after they attain the age of 70 1/2 years. Employees may elect withdrawals during employment subject to Article 11 of the Plan document.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(Continued)

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and the SAP ADR Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2004	2003
Vanguard Wellington Fund	$85,911,448	$67,537,834
Vanguard 500 Index Fund	71,097,720	57,035,007
Vanguard Windsor II Fund	56,482,065	45,123,261
Vanguard Explorer Fund	42,737,316	35,236,069
Vanguard U.S. Growth Fund	40,180,888	37,525,599
Vanguard Retirement Savings Trust	35,159,172	33,509,235
Vanguard Strategic Equity Fund	34,021,886	21,715,871

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in fair value as follows:

	2004	2003
Mutual Funds	$34,357,385	$62,608,154
SAP ADR Stock Fund	441,338	2,474,574

	$34,798,723	$65,082,728

(Continued)

(4)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)	Tax Status

On October 16, 2002, the Internal Revenue Service issued a favorable determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 1997, remains in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been amended since January 1, 1997; however, the Plan Administrator and the Plan’s counsel believe that the Plan, both in form and in operation, remains in compliance with applicable provisions of the Code and the regulations thereunder.

Schedule 1

SAP AMERICA, INC.
401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, lessor, or
similar party	Description of investment	Current value
*Vanguard Funds:
Wellington	Registered Investment Company	$85,911,448
500 Index	Registered Investment Company	71,097,720
Windsor II	Registered Investment Company	56,482,065
Explorer	Registered Investment Company	42,737,316
U.S. Growth	Registered Investment Company	40,180,888
Strategic Equity	Registered Investment Company	34,021,886
International Growth	Registered Investment Company	20,515,425
Total Bond Market Index	Registered Investment Company	18,467,469
Global Equity	Registered Investment Company	15,231,910
LifeStrategy Growth	Registered Investment Company	13,203,053
LifeStrategy Moderate Growth	Registered Investment Company	6,505,864
LifeStrategy Income	Registered Investment Company	4,550,112
LifeStrategy Conservative Growth	Registered Investment Company	4,037,469

*Vanguard Retirement Savings Trust	Common Collective Trust	35,159,172

*SAP ADR Stock Fund	American Depository Receipts	6,264,169

*Participant loans	Participant loans bearing interest at rates
	ranging from 4% to 10.5% due through the
	year 2014.	4,160,525

		$458,526,491

*Denotes party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits

The following exhibits are filed herewith.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

II-1

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By: /s/ Brigette McInnis-Day

Brigette McInnis-Day
Plan Administrator

Date: June 24, 2005

II-2

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

II-3